U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 001-12739

      (CHECK ONE):
      [X] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
      [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

                      For Period Ended: DECEMBER 31, 1997

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

          For the Transition Period Ended:____________________________

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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     Full Name of Registrant (Former Name if Applicable)
     Advanced Electronic Support Products, Inc.
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     Former name if applicable

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     Address of Principal Executive Office (Street and Number)
     1810 N.E. 144th Street
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     City, State and Zip Code
     North Miami, Florida 33181

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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K,
20F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     The Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1997 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by the Registrant within such time period without unreasonable effort or expense. The Registrant anticipates that its net income for the year ended December 31, 1997 will be approximately $649,183 ($638,143 pro forma), compared to a net income of approximately $1,494,074 ($1,119,073 pro forma) for the year ended December 31, 1996.

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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification
    Philip B. Schwartz, Esq.                (305)                 982-5604
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             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      See beginning of Part III above.

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   Advanced Electronic Support Products, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1998                     By: /s/ Randall N. Paulfus
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                                         Name: Randall N. Paulfus
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                                         Title: Chief Financial Officer
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